

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

December 31, 2009

Mr. Phil Rykhoek
Chief Executive Officer
Denbury Resources Inc.
5100 Tennyson Parkway, Suite 1200
Plano, Texas 75024

> **Re: Denbury Resources Inc.**
> **Registration Statement on Form S-4**
> **Filed December 7, 2009**
> **File No. 333-163521**

Dear Mr. Rykhoek:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

Selected Historical Consolidated Financial Data, page 17

Encore, page 18

1. We note from your disclosure under this heading that Encore's historical financial information has been recast for the adoption of new accounting guidance surrounding equity-based payment transactions in the calculation of earnings per share and noncontrolling interests in consolidated financial statements. Please tell

us how you considered the need to place the revised financial statements for
Encore on file.

Summary Pro Forma Combined Oil and Natural Gas Reserve Data, page 30

2.   Please tell us how you considered including pro forma reserve information for
each period you provided a pro forma income statement.

Unaudited Comparative Per Share Data, page 31

3.   Please clarify why the Equivalent Pro Forma per share information is meaningful
to investors.

Unaudited Pro Forma Combined Financial Information, page F-2

Note 2 —Unaudited Pro Forma Combined Balance Sheet, page F-9

4.   Please disclose the expected useful lives or amortization periods of significant
assets acquired. In addition, if amortization of purchase adjustments is not
straight-line, the effect on operating results for the five years following the
acquisition should be disclosed, if material. Refer to Rule 11-02(b), Instruction
(2) of Regulation S-X. In addition, please tell us how you considered disclosing
the pro forma oil and natural gas depletion rate.

Pro Forma Adjustments to the Unaudited Pro Forma Combined Balance Sheet, page F-11

5.   We note a portion of your pro forma adjustment (a) includes the elimination of
deferred financing costs on Encore long-term debt. Please tell us whether this
adjustment includes the deferred financing costs for the portion of Encore's credit
facilities and 9.5% Senior Subordinated Notes that you assume will not be repaid
as part of this transaction.

6.   Please tell us how your assumption related to whether or not each tranche of
Encore debt will be redeemed meets the "factually supportable" criteria in Rule
11-02(b)(6) of Regulation S-X. Similar concerns apply to pro forma adjustment
(h).

Note 3 —Unaudited Pro Forma Combined Statements of Operations, page F-13

7.   Please revise footnote 3(a) to separately disclose the amounts in each of the bulleted adjustments.

8.   Please describe the nature of the other costs that are being capitalized as part of pro forma adjustment (b) and include sufficient detail to demonstrate that capitalization of the costs is consistent with the guidance of Rule 4-10(c)(2) of Regulation S-X.

9.   Please clarify why adjustment (c) results in a decrease to pro forma depreciation, depletion and amortization expense for the nine months ended September 30, 2009, but it results in an increase to pro forma depreciation, depletion and amortization expense for the fiscal year ended December 31, 2008.

10.   Please tell us why you believe pro forma adjustment (d) meets the "factually supportable" criteria in Rule 11-02(b)(6) of Regulation S-X. Similar concerns apply to pro forma adjustment (i). As part of your response, tell us whether the restricted stock discussed in pro forma adjustment (i) has already been granted to Encore employees.

Closing Comments

         As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392, Michael Karney at (202) 551-3847, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director